SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

Excelerate Energy, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

30069T 101

(CUSIP Number)

Maya Maritime LLC
c/o George Kaiser Family Foundation
7030 South Yale Ave.
Tulsa, Oklahoma 74136

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Maya Maritime LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,854,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,854,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,854,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

1	NAMES OF REPORTING PERSONS
George Kaiser Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,854,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,854,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,854,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO – not for profit

1	NAMES OF REPORTING PERSONS
Frederic Dorwart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,854,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,854,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,854,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Phil Frohlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,854,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,854,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,854,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Phil Lakin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,854,167

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,854,167

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,854,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Excelerate Energy, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2445 Technology Forest Blvd., Level 6, The Woodlands, TX 77381.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by (i) Maya Maritime LLC (“Maya”); (ii) George Kaiser Family Foundation (the “Foundation”); (iii) Mr. Frederic Dorwart (“Dorwart”); (iv) Mr. Phil Frohlich (“Frohlich”); and (v) Mr. Phil Lakin, Jr. (“Lakin”, and together with Maya, the Foundation, Dorwart and Frohlich, the “Reporting Persons”), pursuant to rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

The Foundation is the sole member and manager of Maya and as such may be deemed to have beneficial ownership of the [●] shares of Class A Common Stock held by Maya. Dorwart, Frohlich and Lakin are trustees of the Foundation (the “Trustees”) and by virtue of such position may be deemed to (a) share voting and investment control over and (b) may be deemed to have a beneficial ownership in the shares held by the Foundation. Each of the Trustees disclaims beneficial ownership of the reported securities.

 (b), (c)

•	The principal business address of Maya is 7030 South Yale Avenue, Tulsa, Oklahoma 74136. Maya’s principal business is the acquisition, retention, holding and divestment of the Class A Common Stock.
•	The Foundation’s principal business is as a 501(c)(3) Type I organization, supporting and controlled by the Tulsa Community Foundation.
•	The principal business address of Mr. Dorwart is 124 East Fourth Street, Tulsa, Oklahoma, 74103. The principal occupation for Mr. Dorwart is as an attorney with Frederic Dorwart, Lawyers PLLC.
•	The principal business address of Mr. Frohlich is 1924 South Utica, Suite 1120, Tulsa, OK, 74104. The principal occupation for Mr. Frohlich is as principal of Prescott Capital, an investment fund.
•
The principal business address of Mr. Lakin is 7030 South Yale Avenue, Tulsa, Oklahoma 74136. The principal occupation for Mr. Lakin is as the Chief Executive Officer of the Tulsa Community Foundation.

(d) - (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

•	Maya is a limited liability company organized under the laws of the Marshall Islands.
•	The Foundation is a not for profit corporation organized under the laws of Oklahoma.
•	Messrs. Dorwart, Frohlich and Lakin are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, the Issuer effected certain reorganization transactions, including the amendment and restatement of the limited partnership agreement of Excelerate Energy Limited Partnership (the “Partnership”) pursuant to which the Issuer was admitted as the non-economic general partner of the Partnership. As part of the reorganization transactions, on closing of IPO, the Partnership purchased the equity interests in the Excelsior LLC, a Marshall Islands limited liability company, and FSRU Vessel (Excellence), LLC, a Marshall Islands limited liability company, from Maya in exchange for (a) unregistered shares of the Issuer’s Class A Common Stock, (b) cash, and (c) deemed value under that certain Tax Receivables Agreement, to which Maya became a party.

Item 4.	Purpose of Transaction

The information contained above in Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons acquired, and presently hold, Class A Common Stock for investment purposes.

No Reporting Person has any present plan or proposal that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.
Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Maya Maritime LLC	7,854,167	7.25%	-0-	7,854,167	-0-	7,854,167
George Kaiser Family Foundation	7,854,167	7.25%	-0-	7,854,167	-0-	7,854,167
Mr. Dorwart(2)	7,854,167	7.25%	-0-	7,854,167	-0-	7,854,167
Mr. Frohlich(2)	7,854,167	7.25%	-0-	7,854,167	-0-	7,854,167
Mr. Lakin (2)	7,854,167	7.25%	-0-	7,854,167	-0-	7,854,167

(1)
Based on 108,275,167 shares of Class A Common Stock on an as converted basis, which includes shares of the Issuer’s Class B common stock convertible into Class A Common Stock, issued and outstanding upon the closing of the Issuer’s IPO.

(2)	Each of the Trustees disclaims beneficial ownership of the reported securities.

(c) Not applicable.

(d) Other than as described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by members of the group.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained above in Item 3 and Item 4 of this Statement is incorporated herein by reference.

Pursuant to a registration rights agreement entered into by and among the Issuer, Maya and certain Class B stockholders, at any time after the expiration of the lock-up period described below, Maya can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock. The registration rights agreement also provides for customary piggyback rights.

Maya has entered into a lock-up agreement pursuant to which they have agreed that, prior to October 9, 2022, they will not, without the prior written consent of Barclays Capital Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acting as the representatives of the several underwriters, dispose of or hedge any of the Issuer’s Class A Common Stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A Common Stock), subject to specified exceptions

The Issuer entered into a tax receivable agreement with Maya and certain continuing partners of the Partnership, effective as of the closing of the IPO, that provides for the payment by the Issuer to Maya and certain continuing partners of the Partnership of 85% of the amount of net cash tax savings, if any, that the Issuer is deemed to realize as a result of increases in tax basis resulting from purchases or exchanges of partnership units in the Partnership and certain other tax benefits.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the form of lock-up agreement, the tax receivable agreement and the registration rights agreement, filed herewith as Exhibits 1, 2, and 3, respectively, and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
1.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1/A filed with the SEC on March 16, 2022).
2.	Tax Receivable Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on April 18, 2022).
3.	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on April 18, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022

MAYA MARITIME LLC	GEORGE KAISER FAMILY FOUNDATION

/s/ Frederic Dorwart	/s/ Frederic Dorwart
Frederic Dorwart	Frederic Dorwart
President	President

/s/ Frederic Dorwart	/s/ Phil Frohlich
FREDERIC DORWART	PHIL FROHLICH

/s/ Phil Lakin, Jr.
PHIL LAKIN, JR.